UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at March 10, 2008

  GREAT BASIN GOLD LTD.
Ste.1500 Royal Centre
1055 West Georgia Street
PO Box 11117
Vancouver , British Columbia
Canada V6E 4N7
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: March 10, 2008

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 800 667-2114 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD RECEIVES IMPORTANT SOUTH AFRICAN MINING REGULATORY APPROVALS

March 10, 2008, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GBG) ("Great Basin Gold") announces that the South African Department of Minerals and Energy (‘DME’) has approved an amended environmental management plan (‘EMP’) for the sinking of the vertical shaft at its Burnstone development project.

The amended EMP addresses the environmental management in respect to:
1.       The original bulk sampling activities;
2.       The sinking of a second outlet in the form of a vertical shaft that will be used for safety only until the mining right application, submitted in September 2007, has been successfully processed and granted; and
3.       The crushing of waste rock from the development of the prospecting decline and the second outlet.

In addition, the DME granted written approval for the taking of a bulk sample in terms of Section 20 of the Mineral and Petroleum Resources Development Act, 2002 (‘MPDRA’), thereby substituting the current old order approval that was granted in terms of the Minerals Act, 1991. The Section 20 approval completes the requirements to proceed with the first phase of the Burnstone development project and has been included in the application for a mining right.

The processing and granting of an application for a mining right by the DME generally takes approximately 12 months to conclude.

President and CEO Ferdi Dippenaar said: "We welcome the approvals of the EMP and the Section 20 application. The process has been indicative of the good interactive relationship between Great Basin Gold and the DME, and emphasizes expectations for the Burnstone development project to be transformed into a fully fledged mining operation. A significant added benefit from the timing of the approval is that Great Basin Gold will expand our Corporate Social Investment initiative, creating 60 outside employment opportunities. An economic empowerment company, Inzanathi (Pty) Ltd, which was established in 2007, will process crushed rock from the development, provide crushed to the Burnstone project and commercially dispose of the surplus as well as other manufactured, value added products to the community and region where infrastructure improvements are currently underway."

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301-1800
Melanee Henderson in North America 1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Feasibility Study, construction and operation of a mine depends on securing environmental and other permits on a timely basis. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.